UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

3Q26 Performance — Webcast November 11, 2026 FPSO Almirante Tamandaré Production record of 263 mbpd in July 2026 Disclaimer — The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward looking statements merely reflect the Company’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company’s most recent Annual Report on Form20-F,whichidentifyimportant risk factors that could cause actual results to differ from those contained in the forward- looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 4Q26 on are estimates or targets. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation. In addition, this presentation also contains certain financial measures that are not recognized under IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with IFRS. NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS Certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X. 2 Operational Highlights –3Q26 — OPERATIONAL EFFICIENCY AND TECHNOLOGICAL INNOVATION • Record for total own production of 3.51 MM boed, including 2.96 MM boedin pre salt • Record for total operated production of 5.08 MM boed • Búzios platforms surpassed the milestone of 11 MM m³/d in average natural gas exports • We reached peak productionat P-78 and FPSO Alexandre de Gusmão(180 mbpd each), and we are already authorized to produce above this capacity • We installedin Búzios field the world’s first electric intelligent completion in ultra deep waters EXPLORATORY DISCOVERIES EQUATORIAL MARGIN • We identified three reservoir intervals in the Morpho well, in Block FZA-M-59, between August and October 2026, reinforcing the Equatorial Margin’s exploration potential COLOMBIA • Gasdiscoveryat the Sandia-1well in block GUA-OFF-0, reinforcing the gas potential of Colombia’s offshore NEW PRODUCTION SYSTEMS ACQUISITION OF NEW BLOCKS AND RIGHTS BRAZIL • 21 blocks in ANP auctions. Two under the production sharing regime, with 100% work interest: Azurita (Campos Basin) and Cruzeiro do Sul (Santos Basin); and 19 under the concession regime: 12 in the Campos Basin (100%) and 7 in the Ceará Basin (70%), in partnership with QatarEnergy Brasil Ltda (30%) AFRICA • Signing of production-sharing contracts for 8 offshore blocks in Ivory Coast, with Petrobras as operator and holding a 90% working interest • Acquisition and operation of Block 3 in Sao Tome e Principe, with a 75% working interest • Beginning of negotiations in 4 offshore blocks in Ghana’s Keta Basin • P-80 and P-82 sailed away to Búzios field. Each has a nominal capacity to produce 225 mbpd and to compress 12 MM m³/d of natural gas. They will be the 9th and 10th units installed in this field, both with start-up scheduled for 2027. 3 Operational Highlights –3Q26 — OIL PRODUCT OUTPUT • We achieved record diesel production of 769 mbpd • Production increased by 7.2% compared to 9M25, reaching 1,869 mbpd in 9M26, of which 68% consisted of higher value-added refined products: diesel, gasoline and jet fuel • We maintained a high refinery utilization factor of 99%: 5 pp above 3Q25 RECORD SALES • We achieved a record for domestic market sales, reaching 1,854 mbpd - the highest volume since 3Q21 and the best result considering the current refining system • Oil + oil products exports totaled 1,251 mbpd SUSTAINABLE FUELS • RPBC: Signing of three contracts for the execution of the Biojet Fuel and Renewable Diesel (8.5% renewable content) dedicated plant • REDUC: Beginning of SAF (Sustainable Aviation Fuel) supply to the international market and authorization to produce Renewable Diesel • REVAP: Production of 95 thousand tons of asphalt with renewable content RECOGNITION 2026 Latin American Refining Technology Conference 2026 Awards of Excellence, in the Energy Transition Solution category, related to the certified production of SAF through co-processing at REDUC EFFICIENCY IN OIL LOGISTICS OPERATIONS • Monthly record for crude oil export : 37.8 MM barrels • Monthly record for oil transferred by CTV (Cargo Transfer Vessel): 6.6 MM barrels • Monthly record for ship-to-ship operations at Angra dos Reis Terminal: 26 operations, including ship-to ship and pier-to-pier maneuvers, surpassing the previous record set in May 2021 • We delivered the PSV (Platform Supply Vessel) Starnav Elektra, the first Mar Aberto Program vessel, which brings together technologies designed to improve energy efficiency and enable partial operation on renewable fuel in the future 4 Operational Highlights –3Q26 — DECARBONIZATION • We obtained the environmental license and signed contracts for the São Tomé CCS Pilot Project, a pioneering initiative to test the entire carbon capture and storage chain in a saline reservoir • Rota Verde Program:We started testing fuel with renewable content in our vessels to support the development of lower-carbon intensity marine fuels • CAP Pro W 30/45 R: We validated a solution using 40% recycled asphalt in the mix compared with the usual 15% to 20% - while keeping quality, performance and durability DIGITAL INNOVATION AND AI ENVIRONMENTAL LICENSES OPERATIONALLICENSES E&P: P-79’s second well, Carioca FPSO wells and 6 DP wells at MangaratibaFPSO, P-40, P-51, P-57 and P-74, as well as the temporary capacity increase at P-78 RTM: 12% increase distillation throughput atREPAR and 20% at REGAP; and OCERJ 10 LPG pipeline, which improves the efficiency of LPG transfers between Boaventura and TECAM INSTALLATION LICENSES E&P: P-80, P-82 e P-83 RTM:biojet fuel and renewable diesel plant at RPBC, and modernization of REDUC’s flare We established the Excellence Center in Distributed Digital Innovation, a first-of-its-kind initiative in the market, to safely expand digital innovation across business areas– with more than 11,000 professionals creating their own solutions, 14,000 applications, and 45,000 automations 5 Successive record-breaking raise production to a new level — + Efficiency Improved operational efficiency, with the strongest efficiency metric since 4Q18 and lower production losses due to maintenance shutdowns + Capacity 11 platforms safely operated above their original design capacity, in 2026 Almirante Tamandaré Record-high monthly average oil production of 263 mbpd in July 2026, maintainingits position as Brazil’s highest-producing platform OWN PRODUCTION • OIL • BRAZIL mbpd +12.4% 2800 2600 2400 2200 2000 1800 2,221 2,334 2,520 2,504 2,583 2,689 2,832 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 Total* Own Production (mboed) Total* Operated Production (mboed) 2,778 3,985 2,823 4,203 3,144 4,540 3,109 4,526 3,225 4,647 3,336 4,866 3,512 5,082 Monthly production record Sep/26 2.91 MMbpd (*) Includes oil and natural gas. 6 Increased production capacity on our platforms without additional investments — Authorization to increase production capacity by up to 282 mbpd 7 Average gain of 87 mbpd in operated production during the year* Atapu FPSO P-70 + 11 mbpd Itapu P-71 Búzios 2 FPSO P-75 + 10 mbpd ADDITIONAL CAPACITY IN 2026 + 19 mbpd Búzios 4 FPSO P-77 + 10 + 19 mbpd Búzios 5 FPSO + 24 mbpd Alm. Barroso + 45 mbpd Búzios 7 FPSO Alm. Tamandaré mbpd + 45 mbpd + 20 mbpd Búzios 6 P-78 Mero 1 FPSO Guanabara Mero 3 Mero 2 FPSO Sepetiba FPSO Mal. Duque de Caxias Mero 4 + 45 mbpd FPSO Alexandre de Gusmão Values related to production authorization We have 6 additional units expected to increase capacity Búzios 8 (P-79) Búzios 9 (P-80) + 34 mbpd Búzios 10 (P-82) Búzios 11 (P-83) Atapu 2 (P-84) Sépia 2 (P-85) Targeting an increase of 10% to 20%, with additional capacity of up to 260 mbpd *Based on October 2026 closing figures 7 Management efficiency drives higher production guidance for 2026 — OIL PRODUCTION MMbpd 2.71 2,71 2.5 2,5 2.8 2,8 2.7 +/ 4% 9M26 Actual 2026 Forecast BP 2026-30 New target: 2.7 to 2.8 New Forecast 2026 Efficiency gains through improved operating performance of production units, lower losses due to shutdowns, and optimized reservoir management Increased capacity and platform ramp-ups First oil from P-79 (Búzios) brought forward FACTORS EXPECTED TO AFFECT 4Q26 PRODUCTION Scheduled maintenance shutdown Reduction in Petrobras’ work interest in the production sharing agreement in Búzios (~85 mbpd*) *Petrobras’ profit oil in production-sharing agreements varies according to recoverable costs, Brent prices, and production volume 8 Investments pave the way for future production records — 2% 2% 0.3 12% 2.1 E&P RTM G&LCE Others Cash Capex 9M26: US$ 14.6 billion CAPEX 9M26 US$ billion 14.2 0.3 16.8 84% PHYSICAL PROGRESS 9M26 Progress on our FPSOs Búzios P-80, P-82 and P-83 (225 mbpd* each) • +90% of physical construction progress • P-80 and P-82 are sailing to Brazil Atapu 2 and Sépia2 P-84 and P-85 (225 mbpd* each) Subsea 53 tie-ins, highlighting: • Mero 4 ramp-up • Physical construction progress more than doubled during the period *Nominal capacity 2027 MAIN MILESTONES • BUZ 6 and 8 tie-in campaign • 21 complementary wells Offshore Wells 40 Drillings, highlighting: • BUZ 8 Campaign completion • 1stwell in ultra deep waters in Amapá 38 Completions Conclusion of P-83 and construction progress of Atapuand Sépiaunits Expected production start up for P-80, P-82 and P-83 Completion of the well-drilling campaign and start of tie-ins for BUZ-9, 10, and 11 projects, ensuring their timely ramp-up and generating value for the Company 9 Higher efficiency in investment execution drives production growth — With higher Brent prices, we accelerated project execution BRENT US$/bbl Capex initially planned for 2026 2026-30 Business Plan assumed a Brent price of approximately US$ 60/bbl for 2026, with execution risks and optimization challenges embedded in Capex assumptions 100 63 90 2026 Forecast BP 2026-30 2026 Average Estimate What changed Persistent geopolitical tensions pushed Brent prices up. Increase in cash generation enabled higher investments associated with higher production OIL PRODUCTION How we stepped up execution Investments anticipation and acceleration of projects MMbpd 2.5 Higher efficiency and mitigation of production decline 2,5 +/-4% 2,8 2.8 2.7 2026 Forecast BP 2026-30 New Forecast 2026 10 New guidance reflects project acceleration, growth in operations and exchangerate impact — CASH CAPEX US$ billion Speeding up the execution of strategic projects contributed to the growth of productionwithout increasing projects Capex › FX effects › Higher execution in the construction of Búzios, Sépia2, and Atapu2 platforms and payment of materials associated with the future start-up of these assets › Higher allocation of resources for the production curve main projects, including additional drilling rigs in Búzios › Auctions signature bonuses MANAGEABLE OPERATING EXPENSES US$billion 22.0 21.0 16.9 +/-5% BP 2026-30 New Forecast 2026 25.5 20.2 24.2 BP 2026-30 New Forecast 2026 The increase tracks higher production and cash generation-2% 2026 planned metric per barrel vs. actual 2025 › FX effects › Higher oil production increases operating expenses › Higher logistics expenses due to increased volume and shipping, with effects incorporated into pricing 11 New OCF guidance point to up to US$ 15 billion in additional cash generation — • Higher production curve • Growth in oil products output • New level of Brent prices 12 35 50 BP 2026-30 New Forecast 2026 45 OCF US$ billion High availability of the refining system boosts diesel production — We set a new quarterly record for diesel production at 769 mbpd OIL PRODUCTS OUTPUT mbpd 1,790 5%-2% 1,918 1,873 3Q25 2Q26 3Q26 DOMESTIC MARKET SALES mbpd 3% 1,804 1,742 6% 1,854 3Q25 IMPORTS mbpd 2Q26 EXPORTS mbpd 3Q26 21% 6% 114% 600 500 400 300 200 314 156 333 1,037 2% 1,231 100 0 3Q25 2Q26 3Q25 2Q26 1,251 Replan Paulínia Refinery 3Q26 13 3Q26 Strong cash generation reflecting record operational performance — BRENT US$/bbl 40%-7% 104.5 97.0 69.1 3Q25 2Q26 3Q26 EBITDA US$ billion 54% 18.6 20.0 18.4 11.7 12.0 3Q25 2Q26 3Q26 Adjusted EBITDA Adjusted EBITDA excluding one-off events-8% 16.7 NET INCOME US$ billion 78%-16% 10.4 11.1 9.3 6.0 5.2 3Q25 2Q26 3Q26 Net income Net income excluding one-off events 7.7 OCF US$ billion 22% 9.9-2% 12.3 12.0 3Q25 2Q26 3Q26 Operational Cash Flow 14 High cash generation enabled reduction in net debt — US$ billion Leasing Financial Debt Net Debt Gross Debt US$ billion Adjusted cash and cash equivalents BP 2026-30 69.8 60.6 43.4 71.2 62.1 43.7 70.8 60.4 70.0 65.0 57.8 45.0 26.4 2025 27.5 1Q26 25.8 2Q26 44.3 41.0 25.6 24.0 3Q26 2027-2030* 9.2 9.1 10.4 12.1 Make whole related to 5.999% Global Notes due 2028, of USD 1.08 billion 15 *Considers the average of annual forecasts disclosed in the BP 2026-30 Higher contribution to society: taxes paid in 9M26 were the highest on record — CUMULATIVE TAXES PAID R$ billion 202.4 77.5 77.3 199.9 83.3 251.3 94.0 97.6 68.1 1.1 46.5 9M24 46.9 9M25 1.5 58.1 9M26 Goverment take Municipal Federal State 1.6 Total 16 * Cash basis 3Q26 Performance — Webcast November 11, 2026 FPSO Almirante Tamandaré Production record of 263 mbpd in July 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer